Exhibit (a)(1)(xiii)

Contact:	Jonathan Gasthalter/Jim Barron Citigate Sard Verbinnen (212) 687-8080

FOR IMMEDIATE RELEASE

SEVEN-ELEVEN JAPAN RESPONDS TO 7-ELEVEN, INC.
RECOMMENDATION AGAINST OFFER FOR ALL COMMON SHARES

        Tokyo, Japan, September 23, 2005—Seven-Eleven Japan Co., Ltd. ("SEJ") today issued the following statement in response to the recommendation by the special committee of the Board of Directors of 7-Eleven, Inc. (NYSE: SE) ("SEI") against SEJ's tender offer for all of the outstanding shares of SEI stock it does not already own:

        "We are disappointed by the special committee's decision to recommend against our premium all-cash offer of $32.50 per share, which we believe represents compelling value for SEI shareholders. Once we have had an opportunity to review the special committee's reasons for its recommendation against our offer, we will make a determination whether to continue the offer at its current price, maintain a dialogue with the special committee and/or its advisors regarding the offer, or withdraw the offer entirely."

        As previously announced, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, October 18, 2005.

Important Information

        Shareholders of SEI are advised to read the Tender Offer Statement on Schedule TO, as amended, the offer to purchase and any other documents relating to the tender offer that are filed with the US Securities and Exchange Commission (the "SEC") because they contain important information. Shareholders of SEI may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Tender Offer, at 1-888-750-5834.

Cautionary Statement Concerning Forward-Looking Information

        Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. These statements are based on current expectations and involve risks and uncertainties relating to, among other things, whether the conditions to the tender offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation. SEJ wishes to caution the reader that these factors are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

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